SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	KBLAUCH@SIDLEY.COM +1 212 839 5548

August 14, 2020

Katherine Hsu
Office Chief, Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BANK 2019‑BNK20
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 30, 2020
File Nos. 333-227446-06

Dear Ms. Hsu:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your comments concerning the BANK 2019‑BNK20 Form 10-K.  We have reviewed and discussed your comments with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission is repeated in italics below.

Comments to the BANK 2019‑BNK20 Form 10-K

Item 1117 of Regulation AB, Legal Proceedings

1.
We note that Item 1117 refers to information provided in “the prospectus of the issuing entity filed in a 424(b)(2) filing dated September 26, 2019.” Please confirm that in future filings you will include the information required by Item 1117 in the Form 10-K filing or clearly identify the information if you intend to incorporate it by reference in compliance with Securities Exchange Act Rule 12b-23. See Item 1117 and Release No. 34-50905 (Dec. 22, 2004) at 1567 (stating “information about legal proceedings required by Item 1117 of Regulation AB will need to be provided, as well as information on affiliate relationships and related party transactions required by Item 1119 of Regulation AB. Regarding the latter, no information will be required, however, if substantially the same information had been provided previously in … a prospectus timely filed pursuant to Securities Act Rule 424 under the same CIK code as the current annual report on Form 10-K.”).

The Registrant confirms that in future filings it will include the information required by Item 1117 in the Form 10-K filing or clearly identify such information if it intends to incorporate such information by reference in compliance with Securities Exchange Act Rule 12b-23.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Exhibits

2.
There is a lack of clarity as to whether Exhibit 34.7 and Exhibit 33.7 (Park Bridge Lender Services LLC) refer to the same platform. Please clarify whether the platforms to which the assessment and attestation relate are the same.

The Registrant confirms that the platforms to which the assessment and attestation relate are the same.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	Jane Lam, Morgan Stanley
Michael Keenan, Morgan Stanley